Red White & Bloom Brands Inc.

Via SEDAR

November 25, 2021

TO ALL REGULATORS AND EXCHANGES

RE: Red White & Bloom Brands Inc. (the "Issuer")
Notice of Meeting and Record Dates

We advise the following with respect to the Issuer's upcoming Meeting of Security Holders:

1	**Meeting Type**	Annual General Meeting
2	**Record Date for Notice of Meeting**	December 20, 2021
3	**Record Date for Voting (If Applicable)**	December 20, 2021
4	**Beneficial Ownership Determination Date**	December 20, 2021
5	**Meeting Date**	January 26, 2022
6	**Meeting Location**	TBA
7	**Voting Securities Details**	
8	**Description (Class)**	a) Common b) Preferred I, and c) Preferred II
9	**ISIN / CUSIP**	a) CA75704R1010 / 75704R101 b) N/A c) CA75704R2000 / 75704R200
10	**Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBO's)**	No
11	**Issuer paying for delivery of Objecting Beneficial Owners (OBO's)**	No
12	**Notice and Access**	
	Beneficial Holders	No
	Registered Holders	No
13	**Material Selection**	A - All

Regards,

"Brad Rogers"
Brad Rogers, CEO
Red White & Bloom Brands Inc.